666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

September 30, 2020

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: David Gessert, Office of Life Sciences

Re: Petros Pharmaceuticals, Inc.

Registration Statement on Form S-4

Filed July 24, 2020

File No. 333-240064 (the “Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Petros Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 20, 2020 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to John D. Shulman, Chief Executive Officer of the Company, relating to the above-referenced Registration Statement. In conjunction with this letter, the Company is submitting an amended registration statement on Form S-4 (the “Amended Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

Form S-4 Registration Statement

General

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Comment 1: We note your disclosures that outstanding options and warrants to purchase Neurotrope common stock that have not previously been exercised prior to the closing will be converted into equivalent options and warrants to purchase shares of Petros Common Stock. Please tell us why you are not registering such options and warrants. Additionally, disclose here and elsewhere as appropriate the amount of such outstanding Neurotrope options and warrants as of the latest most practicable date.

Response 1:

The Staff’s comment is acknowledged and the outstanding warrants to purchase Neurotrope common stock have been registered on the Amended Registration Statement. The Company respectfully advises the Staff that it expects to register the outstanding options to purchase Neurotrope common stock, which will be converted into options to purchase Petros common stock pursuant to the terms of the Merger Agreement, on a Registration Statement on Form S-8 immediately following the consummation of the Merger.

We have disclosed on the cover page of the Amended Registration Statement and pages 5, 122 and 146 the amount of outstanding options and warrants as of the most recent practicable date.

Prospectus Summary

The Companies, page 10

Comment 2: Please include an organizational chart showing the various entities prior to the Mergers and following the Mergers and spin-off. The diagrams should also indicate the percentage of ownership shareholders of Neurotrope and Metuchen will have in the resulting entities.

Response 2:

The Staff’s comment is acknowledged and the Company has revised the disclosure on pages 14 as requested.

The Companies—Petros Pharmaceuticals, Inc., page 11

Comment 3: Please disclose the product candidates, and related phase or status of each product candidate, for Petros Pharmaceuticals, Inc. immediately following the merger transactions and taking into consideration the spin-off of Neurotrope Bioscience, Inc.

Response 3:

The Staff’s comment is acknowledged and the Company has revised the disclosure on pages 12-13 and 201 as requested.

The Companies—Metuchen Pharmaceuticals, LLC, page 11

Comment 4: We note your disclosure that Metuchen believes that its potential domestic growth for its ED products will come through the expansion of its distribution partner network. Please revise to describe the distribution channels through which Metuchen's ED products are currently distributed and how that distribution network is expected to grow.

Response 4:

The Staff’s comment is acknowledged and the Company has revised the disclosure on pages 12-13 and pages 198-199 as requested.

Comment 5: We note that you acquired an exclusive global license for H100. Please expand your disclosure to describe where the development of H100 currently is in Hybrid Medical's product pipeline and when you anticipate it being part of your available products.

Response 5:

The Staff’s comment is acknowledged and the Company has revised the disclosure on pages 12-13 and 201 as requested.

Merger Consideration, page 14

Comment 6: Here, and elsewhere in the document as appropriate, please provide a chart indicating how many shares of your stock each shareholder will receive for each share of Metuchen Common Unit and Metuchen Preferred Unit they own. If appropriate, that chart should provide the value at different dates beginning with the date prior to announcement and as of the last practicable date of your registration statement.

Response 6:

The Staff’s comment is acknowledged and the Company has revised the disclosure on pages 17 and 110 as requested.

The Spin-Off, page 14

Comment 7: Please provide more detail regarding what Neurotrope SpinCo's operations will be following the spin-off. Specifically, indicate whether Neurotrope SpinCo will continue to pursue operations involving bryostatin-1 or other similar drug candidates.

Response 7:

The Staff’s comment is acknowledged and the Company has revised the disclosure on pages 15-16 as requested.

Risks Related to Petros (the “ Combined Organization ”)

The combined organization’s bylaws designate the state and federal courts within the State of Nevada as the exclusive forum for certain..., page 62

Comment 8: We note that provision 9.10 of Exhibit 3.3, the Amended and Restated Bylaws of Petros Pharmaceuticals, Inc., provides that "Any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement will be brought or otherwise commenced exclusively in the Court of Chancery of the State of Delaware or, if jurisdiction over the matter is vested exclusively in the federal courts, the United States District Court for the Southern District of Delaware." This provision is inconsistent with your risk factor disclosure on page 62 stating that "the state and federal courts within the State of Nevada will be exclusive forums" for certain actions. Further, it appears inconsistent with the Thirteenth article of Exhibit 3.2, of the Amended and Restated Certificate of Incorporation of Petros Pharmaceuticals, Inc., which states "the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring certain actions, including derivative actions, except for any claim "which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction."

Please revise to clarify the description of your forum selection provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Additionally, please describe the provision under your Description of Petros Capital Stock.

Response 8:

The Staff’s comment is acknowledged and the Company has revised the disclosure on page 286 and C-12 as requested. However, we supplementally advise the Staff that the Merger Agreement was inadvertently filed in place of the Bylaws as Exhibit 3.3 to the Registration Statement and that Section 9.10 referred to in the Staff’s comment is actually a provision of the Merger Agreement unrelated to stockholders’ rights to assert claims against the Company. The Company is correcting this error by filing the Amended and Restated Bylaws of Petros Pharmaceuticals, Inc. as Exhibit 3.3. to the Amended Registration Statement and confirms that such bylaws do not contain a forum selection provision inconsistent with the Amended and Restated Certificate of Incorporation.

Forward-Looking Statements, page 64

Comment 9: Section 27A(a)(1) of the Securities Act of 1933 and Section 21E(a)(1) of the Securities Exchange Act of the 1934 apply only to forward-looking statements made by an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934. Insofar as Petros and Metuchen do not meet this description, please make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to forward-looking statements with respect to Petros and Metuchen.

Response 9:

The Staff’s comment is acknowledged and the Company has revised the disclosure on page 66  as requested.

The Mergers

Opinion of the Neurotrope Financial Advisor as of May 15, 2020, page 79

Comment 10: We note the disclosure on page 93 that GVS has not performed services for, or received any compensation from, Neurotrope. Please revise this section to disclose the compensation GVS will receive for acting as a financial advisor to these related transactions.

Response 10:

The Staff’s comment is acknowledged and the Company has revised the disclosure on page 103 as requested.

Material U.S. Federal Income Tax Consequences of the Mergers and Material U.S. Federal

Income Tax Consideration…, page 100

Comment 11: Please revise your prospectus disclosure to remove any statement that assumes the material tax consequences at issue (e.g., "Assuming that the receipt of [Petros shares] in exchange for [shares or interests in Neurotrope/Metuchen] qualifies as an 'exchange' described in Section 351 of the Code.") and to clearly state that the conclusion is the opinion of counsel. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Response 11:

The Staff’s comment is acknowledged and the Company has revised the disclosure on pages 111- 112 as requested.

Milestone Payments, page 109

Comment 12: Please indicate the number of new Petros common shares each Petros common share outstanding after the Merger Closing will be entitled to receive in each of your described Milestone Earnout Payments.

Response 12:

The Staff’s comment is acknowledged and the Company has revised the disclosure on pages 120-122 as requested.

Notes to the Consolidated Financial Statements

1) Nature of Operations, Basis of Presentation and Going Concern, page F-27

Comment 13: You state that “after the transaction, JCP owns or controls 82% of the outstanding equity interests in the Company.” Please explain your accounting treatment for the apparent 18% non-controlling interest. In addition, given your purchase of a 55% ownership interest in Metuchen from Krivulka on December 10, 2018, as stated on page 206, describe the subsequent transactions that increased your ownership percentage to 82%. Refer us to the technical guidance upon which you relied.

Response 13:

The Staff’s comment is acknowledged and the Company has revised the disclosure on page F-30 as requested.

Note 2) Summary of Significant Accounting Policies, Revenue Recognition , page F-29

Comment 14: We reference the significant variable consideration included in the reconciliation of net sales to gross sales on page 222. Please revise your revenue recognition policy to provide the disclosures required by ASC 606-10-50-20 related to significant variable consideration included in the transaction price.

Response 14:

The Staff’s comment is acknowledged and the Company has revised the disclosure on pages F-32 – F-34 as requested.

Exhibit Index, page II-4

Comment 15: We note that, in connection with entry into the Merger Agreement, Neurotrope and an affiliated entity of Juggernaut Capital Partners have entered into a Backstop Agreement, and Neurotrope, Metuchen and Juggernaut have entered into a Note Conversion and Loan Repayment Agreement. Please file these agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response 15:

The Staff’s comment is acknowledged and the Company has included the aforementioned documents as exhibits to the Amended Registration Statement.

Comment 16: We note your disclosure on page 182 under the heading Metuchen Business—History and Corporate Information that Metuchen has entered into several agreements related to the licensing and supply of Stendra. Please file these agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response 16:

The Staff's comment is acknowledged and the Company will file the agreements with its next amendment.

Exhibit 3.3, Amended and Restated Bylaws of Petros Pharmaceuticals, Inc., page II-4

Comment 17: We note the Amended and Restated Bylaws of Petros Pharmaceuticals, Inc. include a provision waiving all parties' right to a jury trial for any action or proceeding arising out of or related to the merger transactions. Please expand your Description of Petros Capital Stock and related risk factor disclosure to describe the waiver provision, including whether it applies to claims under the federal securities laws, and the risks of the provision or other impacts on shareholders. Your disclosure should address, but not be limited to, any uncertainty about the enforceability of such a provision, and clearly state whether or not the provision applies to purchasers in secondary transactions. If the provision is not intended to apply to secondary purchasers, disclose any difference in rights between primary and secondary purchasers.

Response 17:

We supplementally advise the Staff that the Merger Agreement was inadvertently filed in place of the Bylaws as Exhibit 3.3 to the Registration Statement and that the waiver of jury trial provision referred to in the Staff’s comment is actually a provision of the Merger Agreement unrelated to stockholders’ rights to assert claims against the Company. The Company is correcting this error by filing the Amended and Restated Bylaws of Petros Pharmaceuticals, Inc. as Exhibit 3.3. to the Amended Registration Statement and confirms that such bylaws do not contain such a provision.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me or Kenneth R. Koch, Esq. of this firm at (212) 935-3000 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Securities and Exchange Commission

Eric Envall

Franklin Wyman

Brian Cascio

Petros Pharmaceuticals, Inc.

John D. Shulman

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.

Daniel A. Bagliebter, Esq.

Morgan, Lewis & Bockius LLP

Andrew M. Ray, Esq.